Exhibit 99.117

VOX ROYALTY ANNOUNCES RECORD QUARTERLY REVENUES IN
2022 FIRST QUARTER RESULTS

TORONTO, CANADA –May 24, 2022 – Vox Royalty Corp. (TSXV: VOX) (OTCQX: VOXCF) (“Vox” or the “Company”), a returns focused precious metals royalty company, is pleased to announce its operating and financial results for the first quarter ended March 31, 2022. All amounts are in U.S. dollars unless otherwise indicated.

Kyle Floyd, Chief Executive Officer stated: “The first quarter of 2022 was incredibly productive for Vox, with record quarterly revenues and gross profit, significant organic growth in development stage assets and the progression of an initial application to list on The Nasdaq Stock Market. I am excited about the next chapter of the Company’s corporate development – a period of expanded investor awareness and rapid organic growth from 5 to 10 producing assets by late 2023. During these uncertain inflationary and macroeconomic times, Vox continues to deliver sector leading returns on deployed capital through its differentiated and disciplined royalty strategy and presents as a strong outlet for investors to counter many inflationary pressures."

First Quarter 2022 Highlights

•	Record revenues for the quarter of $1,471,019, an increase of 172% over Q1 2021;

•	Record gross profit of $1,164,293 for the quarter;

•	Strong balance sheet position at quarter end, including cash on hand of $5,621,565, working capital of $6,371,247 and total assets of $27,008,128;

•	Released its inaugural Asset Handbook for best practice investor transparency;

•	Announced submission of an initial application to list its common shares on The Nasdaq Stock Market;

•	Significant operating partner updates in Q1, including:

o	Feasibility study released by Gold Standard Ventures for the South Railroad gold project in Nevada;

o	106% increase in mineral resource by ValOre Metals at the Pedra Branca platinum group element project in Brazil;

o	Maiden Puzzle North gold resource estimate from Genesis Minerals in Western Australia; and

o	113% increase in gold resource estimate from Norwest Minerals at the Bulgera gold project in Western Australia.

Subsequent to First Quarter 2022

•	Completed the acquisition of a portfolio of two PGM royalties from a private, South African registered company for total consideration of up to C$10,400,000, including upfront consideration of C$1,500,000, settled by the issuance of 409,500 common shares of Vox;

•	On April 26, 2022, Vox entered into a sale and purchase agreement with a subsidiary of Nuheara Limited (“Terrace Gold”), to acquire all of Terrace Gold’s rights and interests in an agreement with Lumina Copper S.A.C, which includes the right to receive the El Molino royalty. The upfront consideration issued to Nuheara Limited will be US$50,000 in common shares of the Company, subject to the approval of the TSX Venture Exchange. A further payment of US$450,000 is payable, in cash or common shares of the Company (at the Company’s sole election), following the registration of the El Molino royalty rights on the applicable mining title in Peru and the satisfaction of other customary completion conditions; and

•	Northern Star Resources Limited announced that preparation for open pit mining operations at the Otto Bore gold deposit in Western Australia has commenced; Otto Bore is expected to become Vox’s sixth producing asset later in 2022.

Summary of Quarterly Results
	Three months ended
	March 31,	March 31,
	2022	2021
	$	$
Statement of loss and comprehensive loss
Revenues	1,471,019	539,980
Gross profit	1,164,293	479,271
Net loss	(240,392)	(617,417)
Net loss per share	(0.01)	(0.02)

For complete details, please refer to the Unaudited Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2022 and 2021 and associated Management Discussion and Analysis for the three moths ended March 31, 2022, available on SEDAR (www.sedar.com) or on Vox’s website (www.voxroyalty.com).

Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting LLC and a “Qualified Person” under NI 43-101, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox is a returns focused precious metals royalty company with a portfolio of over 50 royalties and streams spanning eight jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest risk-adjusted returns in the mining royalty sector. Since the beginning of 2020, Vox has announced over 20 separate transactions to acquire over 45 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Kyle Floyd	Pascal Attard
Chief Executive Officer	Chief Financial Officer
info@voxroyalty.com	pascal@voxroyalty.com
+1-345-815-3939	+1-345-815-3939

Cautionary Note Regarding Forward Looking Information

This press release contains certain forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to Vox’s anticipated outlook for the fiscal 2022 year, completion of certain anticipated milestones, transactions and developments by the operators of certain underlying projects and mines in respect of Vox’s royalty and stream portfolio, anticipated future cash flows, future financial reporting by Vox, the receipt of payments from Vox’s mining royalty portfolio, the completion of mine construction, production and expansion under construction phases at the mines or properties that Vox holds an interests in, and the potential listing of Vox’s common shares on The Nasdaq Stock Market and prior registration with the U.S. Securities and Exchange Commission in connection therewith.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Vox to control or predict, that may cause Vox’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the requirement for regulatory approvals and third party consents, the impact of general business and economic conditions, the absence of control over the mining operations from which Vox will receive royalties, including risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID-19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Vox’s expectations; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.